Filed by Palo Alto Networks, Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: CyberArk Software Ltd.

Commission File No.: 001-36625

Date: July 30, 2025

The following email was sent by Nikesh Arora, Chairman and Chief Executive Officer of Palo Alto Networks, Inc. (“PANW”), to employees of CyberArk Software Ltd. on July 30, 2025.

Subject: A Shared Future: Welcoming CyberArk to Palo Alto Networks

Matt, Congratulations! I appreciate your sharing the below note with CyberArk employees.

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To the entire CyberArk team,

Congratulations! Today, we announced our definitive agreement for CyberArk to join forces with Palo Alto Networks, a move that recognizes your team’s incredible achievement in building the leading company in Identity Security.

I have immense respect for the company you have all built, and for the leadership of Udi Mokady and Matt Cohen. Under their guidance, you have established a culture founded on relentless innovation, deep technical expertise, and an unwavering commitment to protecting your customers’ most critical assets. The trust you have earned across the globe is a testament to the incredible work each one of you has contributed.

We are bringing our companies together because we share a vision for the future of security and the need for platformization. We believe we are at a critical inflection point, driven by the rise of AI and the explosion of machine identities. In this new era, the lines between identity and security have vanished. Your deep expertise in privileged access and machine identity security is not just relevant; it is the core technology required to solve this problem with the platform-approach that you have built. Together we will be the cyber guardians for our customers, giving them the confidence to innovate and embrace the future.

I know an announcement like this raises many questions. Our commitment to you is to be as transparent and thoughtful as possible as we move through this process. For now, until the transaction officially closes, your mission does not change: continue to out-innovate the market and serve your customers with the focus that made you the leader you are today.

You can read more about my excitement around this opportunity in my letter to our shareholders. Congratulations again on this moment.

Go Palo Alto Networks, and Go CyberArk!

Nikesh Arora

Chairman & CEO

Palo Alto Networks

Forward-Looking Statements

This communication relates to a proposed transaction between Palo Alto Networks, Inc. (“PANW”) and CyberArk Software Ltd. (“CyberArk”). This communication includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current facts, including, without limitation, statements regarding regarding the benefits of the proposed transaction, PANW plans, objectives, expectations and intentions, and other statements that are not historical facts, made in this communication are forward-looking. We use words such as “anticipates,” “believes,” “continue,” “estimate,” “expects,” “future,” “intends,” “may,” “plan,” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements reflect management’s current expectations and are inherently uncertain. Actual results could differ materially for a variety of reasons.

There are a significant number of factors that could cause actual results to differ materially from forward-looking statements made or implied in this communication, including: the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction between PANW and CyberArk; PANW’s ability to successfully integrate CyberArk’s businesses and technologies; the risk that the expected benefits and synergies of the proposed transaction may not be fully achieved in a timely manner, or at all; the risk that PANW or CyberArk will be unable to retain and hire key personnel; the risk associated with CyberArk’s ability to obtain the approval of its shareholders required to consummate the proposed transaction; the risk that the conditions to the proposed transaction are not satisfied on a timely basis, or at all, or the failure of the proposed transaction to close for any other reason or to close on the anticipated terms; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated or that could adversely affect the expected benefits of the transaction; significant and/or unanticipated difficulties, liabilities or expenditures relating to the transaction; the effect of the announcement, pendency or completion of the proposed transaction on the parties’ business relationships and business operations generally; the effect of the announcement or pendency of the proposed transaction on the parties’ common or ordinary share prices and uncertainty as to the long-term value of PANW’s or CyberArk’s common or ordinary share; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the outcome of any legal proceedings that may be instituted against PANW,

CyberArk or their respective directors; developments and changes in general or worldwide market, geopolitical, economic, and business conditions; failure of PANW’s platformization product offerings; failure to achieve the expected benefits of PANW’s strategic partnerships and acquisitions; changes in the fair value of PANW’s contingent consideration liability associated with acquisitions; risks associated with managing PANW’s growth; risks associated with new product, subscription and support offerings, including product offerings that leverage AI; shifts in priorities or delays in the development or release of new product or subscription or other offerings, or the failure to timely develop and achieve market acceptance of new products and subscriptions as well as existing products, subscriptions and support offerings; failure of PANW’s or CyberArk’s business strategies; rapidly evolving technological developments in the market for security products, subscriptions and support offerings; defects, errors, or vulnerabilities in our products, subscriptions or support offerings; PANW’s customers’ purchasing decisions and the length of sales cycles; PANW’s competition; PANW’s ability to attract and retain new customers; PANW’s ability to acquire and integrate other companies, products, or technologies in a successful manner; PANW’s share repurchase program, which may not be fully consummated or enhance shareholder value, and any share repurchases which could affect the price of its common stock.

For additional risks and uncertainties on these and other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to PANW’s and CyberArk’s respective periodic reports and other filings with the Securities and Exchange Commission (the “SEC”), including the risk factors contained in PANW’s and CyberArk’s annual report on Form 10-K or 20-F, as applicable, periodic quarterly reports on Form 10-Q or reports of foreign private issuer on Form 6-K, as applicable. All forward-looking statements in this communication are based on current beliefs and information available to management as of the date hereof, and neither PANW nor CyberArk assumes any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, PANW intends to file with the SEC a registration statement on Form S-4, which will include a proxy statement of CyberArk that also constitutes a prospectus of PANW common shares to be offered in the proposed transaction. Each of PANW and CyberArk may also file or furnish other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the proxy statement/prospectus or registration statement or any other document that PANW or CyberArk may file or furnish with the SEC or send to security holders in connection with the proposed transaction. The registration statement will include a definitive proxy statement/prospectus, which will be sent to shareholders of CyberArk seeking their approval of the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED OR FURNISHED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus, when available, and other documents containing important information about PANW, CyberArk and the proposed transaction, once such documents are filed or furnished with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by PANW will be available free of charge on PANW’s website at www.paloaltonetworks.com or by contacting PANW’s Investor Relations Department by email at ir@paloaltonetworks.com. Copies of the documents filed or furnished with the SEC by CyberArk will be available free of charge on CyberArk’s website at www.cyberark.com or by contacting CyberArk’s Investor Relations department by email at ir@cyberark.com or by phone at 617-558-2132.